INCOMING, INC.
244 5th Avenue, Suite V235
New York, NY 10001

February 3, 2010

To:       Securities and Exchange Commission
Division of Corporation Finance
Via EDGAR

RE:  Incoming, Inc, S-1 withdrawal request.

Request to Withdraw Registration Statement on Form S-1 (RW)

Ladies and Gentlemen,

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Incoming, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-164325), which was originally filed with the Securities and Exchange Commission (the "Commission") on January 14, 2010, along with any exhibits thereto (the "Registration Statement").

The Registrant is requesting withdrawal of the Registration Statement because it intends to file a new registration statement at a later date, which new registration statement will include, among other things, the Registrant’s financial information through its 2009 fiscal year end. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Additionally the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act to the extent the Registrant may rely upon such rule.

If you have any questions regarding this Request to Withdraw Registration Statement on Form S-1, please contact the Registrant’s counsel, Befumo & Schaeffer, PLLC at  (202) 725-6733.

Sincerely,

/s/ Ephren W. Taylor
Ephren W. Taylor, President / Director Incoming, Inc.